Exhibit 21.1

Subsidiaries of the Registrant

	State of Incorporation	Percentage of Voting Securities Owned By Registrant

Value Line Publishing LLC	Delaware	100%

Compupower Corporation	Delaware	100%

The Vanderbilt Advertising Agency, Inc.	New York	100%

Value Line Distribution Center, Inc.	New Jersey	100%